EXHIBIT 99.01

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Years ended December 31, 2006, 2005 and 2004
(In thousands)

	Balance at	Charged to			Write-offs	Balance
	Beginning	Costs and			Net of	at End of
	of Year	Expenses	Other		Recoveries	Year

Allowance for Doubtful Accounts
2006	$1,377	$2,200	$—		$(246)	$3,331
2005	1,399	731	—		(753)	1,377
2004	5,377	340	367	(1)	4,685	1,399
Valuation Allowance for Deferred Tax Assets
2006	$399,444	$(41,534)	$—		—	$357,910
2005	379,191	20,253	—		—	399,444
2004	422,303	(43,112)	—		—	379,191

(1)	Charged to Discontinued Operations in 2004.